

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

November 3, 2006

Michelle Maresova
President
Greenleaf Forest Products, Inc.
1611 Gate Creek Drive
Pearland, TX 77581

Re: Greenleaf Forest Products, Inc.
        Registration Statement on Form SB-2
        Filed October 10, 2006
        File No. 333-137920

Dear Ms. Maresova:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1.   Please limit the cover page to the information that is required by Item 501 of Regulation S-B and other information that is key to an investment decision.

Prospectus Summary, page 1

2.   Please revise to provide more detail concerning the development and history of your business. For example, based on the Form SB-2 filed by Pinewood Imports, Ltd., it appears that Greenleaf Forest Products and Pinewood Imports conduct or have conducted the same business. Please revise to describe in more detail concerning the relationship

between Greenleaf and Pinewood and how Michelle Maresova and Keith Barton became involved in this business.

3.   In addition, please revise to disclose the current operations of Pinewood Imports. We note disclosure concerning Pinewood Imports' reverse merger with Mill Basin Technologies, Ltd. in the Form 10-QSB filed by Mill Basin for the period ended August 31, 2006. Please revise your prospectus to clarify whether Keith Barton, Michelle Maresova or anyone else currently conducts business under the name Pinewood Imports. If Pinewood Imports is not currently an operating entity, please revise to disclose this and remove any implication in your prospectus that Pinewood Imports has on-going business operations.

4.   Please revise to briefly disclose your sales practices, with more detail in your Business section. We note your disclosure on page 27 that your customers "are known" to your president. Please explain how your president knows your customers and how you attract new customers. We also note your disclosure concerning telephone solicitation and attending industry tradeshows. Please provide more detail concerning these sales practices. We may have further comment based on your revised disclosure.

5.   It appears that Ms. Maresova signed the Form SB-2 filed by Pinewood Imports, Ltd. using the name Michelle M. Barton. Please confirm her legal name and make any revisions to this Form SB-2 as necessary.

6.   Disclose whether Keith Barton, Michelle Maresova's husband, is a promoter of the company.

7.   Please provide us the names of the persons involved in placing the shares with the selling shareholders.

8.   Disclose in this section and under a separate heading in the Risk Factors section the prior history of Mr. Barton and Ms. Maresova, including their affiliation with Pinewood Imports. For example, disclose that Pinewood Imports entered into a reverse merger with a company engaged in an unrelated business four months after the registration statement went effective in April 2006.
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9.   Please disclose in this section and under a separate heading in the Risk Factors section that you have received a going concern opinion from your auditors.

10.   Based on the history of Pinewood Imports, please disclose whether you intend to engage in a merger or acquisition within the next 12 months.

Summary Financial Data, page 2

11.   Please present cash flows from operating and financing activities within your summary
        financial data section.

Risk Factors, page 2

12.   Please add a separate risk factor regarding your dependency on loans from a related
        party.

Management's Discussion and Plan of Operations, page 19

13.   Because you have not been in business for a full fiscal year, disclose your plan of
        operation for the 12 months following the commencement of the offering. The
        description should be reasonably detailed to address how you will satisfy your cash
        requirements and whether you will have to raise additional funds in the next 12 months.
        Describe what steps you will take to achieve your objectives and when you expect to take
        them. We may have additional comments when we review your revised disclosure.

14.   Please describe your dependency on short-term working capital loans from a related
        party. For example, would you be able to pay your vendors or conduct your business
        without these loans?

Liquidity, page 21

15.   Please discuss in your liquidity section the changes in your operating and financing cash
        flows as depicted in your statement of cash flows. Your discussion should focus on the
        primary drivers of and other material factors necessary to an understanding of your cash
        flows. Please refer to the SEC Interpretive Release No. 33-8350.

Stock Option Plan, page 30

16.   Please remove the statement in the fourth paragraph of this section that the description "is
        not intended to be a complete description thereof and such summary is qualified in its
        entirely by the actual text of the Plan," as you are responsible for the disclosure in your
        prospectus and this is inconsistent with Rule 411 of Regulation C. Please also comply
        with this comment in the second sentence of the first paragraph of the section entitled
        "Description of capital stock" on page 73.

Certain Relationships and Related Transactions, page 33

17.   We note your disclosure that Pinewood Imports verbally agreed to make loans to you;
        however, we note that in the Form SB-2 registration statement filed by Pinewood, you

executed a promissory note. Please describe this note in the prospectus and file it as an exhibit.

Legal Matters, page 43

18.   Please disclose that Gary Wolff and his son are selling shareholders.

Financial Statements

Note 3 – Going Concern, page F-8

19.   Please revise your going concern disclosure to provide robust disclosures regarding the substantial doubt about your ability to continue as a going concern. Specifically, please revise your disclosure to include:
- The possible effects of such conditions and events.
- Your evaluation of the significance of the conditions and events and the mitigating factors.
- Whether there is any possibility that you would discontinue operations.
- Detailed description of your plans for dealing with the adverse effects of the conditions and events.

Note 7 – Concentration of Risk, page F-10

20.   Please disclose, for each customer who represents ten percent or more of your revenues, the total amount of revenues from each such customer. See paragraph 39 of SFAS 131.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeffrey Gordon at (202) 551-3866 or in his absence, Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, Lesli Sheppard at (202) 551-3708 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Gary B. Wolff, Esq.
        Gary B. Wolff, P.C.
        805 Third Avenue
        New York, NY 10022